UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                        QUANTECH LTD.
                       (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                (Title of Class of Securities)

                         74762K108
                       (CUSIP Number)

                    William B. Sawch, Esq.
                 The Perkin-Elmer Corporation
                      761 Main Avenue
                     Norwalk, CT  06859
                       (203) 762-1000
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                     DECEMBER 16, 1997
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    Page 1 of 10


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                                    SCHEDULE 13D


CUSIP No.  74762K108                                       Page 2 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Perkin-Elmer Corporation
        06-0490270

2       CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP*
                                                              (A)  [  ]
                                                              (B)  [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*

        WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

NUMBER OF         7    SOLE VOTING POWER

SHARES                 28,000,000

BENEFICIALLY      8    SHARED VOTING POWER

OWNED BY               0

EACH              9    SOLE DISPOSITIVE POWER

REPORTING              28,000,000

PERSON WITH      10    SHARED DISPOSITIVE POWER

                       0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        28,000,000

12      CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES         [  ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        35.4%

14      TYPE OF REPORTING PERSON

        CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        This statement relates to shares of Common Stock, par value $.01 per share (the "Issuer Common Stock"), of Quantech Ltd., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1419 Energy Park Drive, St. Paul, Minnesota, 55108.


Item 2. Identity and Background.

        This statement is being filed by The Perkin-Elmer Corporation ("Perkin-Elmer"). The principal offices of Perkin-Elmer are located at 761 Main Avenue, Norwalk, Connecticut, 06859. Perkin-Elmer is principally engaged in the business of developing, manufacturing and marketing life science and analytical instrument systems.

        The name, address, present principal occupation or employment, and citizenship of each director and executive officer of Perkin-Elmer are set forth on Schedule I hereto and are incorporated herein by reference.

        During the past five years, neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of its directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

        As more fully described in Item 4 of this Statement, the Issuer has issued to Perkin-Elmer a warrant to purchase from the Issuer up to 28,000,000 shares of Issuer Common Stock, subject to anti-dilution adjustments (the "Warrant"). The exercise price for each share of Issuer Common stock subject to the Warrant will be equal to 95% of the average of the last sale price of the Issuer Common Stock for each of the 25 consecutive trading days immediately preceding the date of the first notice of exercise of the Warrant provided to Issuer by Perkin-Elmer. If Perkin-Elmer were to exercise the Warrant in full, the funds required to purchase the shares of Issuer Common Stock issuable upon such exercise would be $4.62 million (based upon an exercise date of December 16, 1997 and an exercise price on such date of $0.165). It is currently anticipated that such funds would be provided from Perkin-Elmer's working capital or by borrowings from sources yet to be determined.

Item 4. Purpose of Transaction.

        Perkin-Elmer and the Issuer entered into a Technology Development/License Agreement dated December 16, 1997 (the "License Agreement") under which Perkin-Elmer will provide technical assistance to Issuer towards completion of its medical diagnostic system. In exchange, Issuer will provide Perkin-Elmer with exclusive licenses to certain Issuer technology for use outside of Issuer's core area of non-nucleic medical diagnostics. Concurrently with and as a condition to the execution and delivery of the License Agreement, the Issuer issued the Warrant to Perkin-Elmer.

        Except as described herein and in Item 6 below, neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of its directors or executive officers has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Perkin-Elmer will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.


Item 5. Interest in Securities of Issuer.

        (a), (b) In the event Perkin-Elmer were to exercise the Warrant in full, Perkin-Elmer would be entitled to purchase (subject to receipt of any necessary regulatory approvals) 28,000,000 shares of Issuer Common Stock (subject to anti-dilution adjustments). If Perkin-Elmer were to exercise the Warrant, it would have sole power to vote and sole power to direct the disposition of the shares of Issuer Common Stock issued thereby. Based on the number of shares of Issuer Common Stock reported as outstanding on December 16, 1997, the shares issuable upon the full exercise of the Warrant (the "Warrant Shares") would represent 35.4% of all outstanding shares of Issuer Common Stock, after giving effect to the dilutive effect of the Warrant Shares.

        As of the date of this filing, neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of its directors or executive officers beneficially owns any shares of Issuer Common Stock.

        (c) Except as stated in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of Perkin-Elmer or, to the knowledge of Perkin-Elmer, any of its directors or executive officers, during the past 60 days.

        (d) In the event that Perkin-Elmer were to exercise the Warrant, no person, other than Perkin-Elmer, would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock then owned by Perkin-Elmer for its own account.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

        Under the terms of the License Agreement, Perkin-Elmer has agreed not to purchase any shares of Issuer Common Stock, other than shares issuable upon exercise of the Warrant, without the prior permission of the Board of Directors of the Issuer. Except as set forth in response to this Item 6 and Items 3, 4 and 5 hereof, neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits.

        Exhibit 1. Technology Development/License Agreement dated December 16,
                   1997 between Quantech Ltd. and The Perkin-Elmer Corporation.

        Exhibit 2. Warrant dated as of December 16, 1997 issued by Quantech
                   Ltd. to The Perkin-Elmer Corporation.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     THE PERKIN-ELMER CORPORATION



                                     By:     /s/ Mark C. Rogers
                                        -----------------------------
                                        Mark C. Rogers
                                        Senior Vice President




Dated:  December 22, 1997

                                    SCHEDULE I

        The following table sets forth the name, residence or business address, present principal occupation or employment of each of the executive officers and directors of Perkin-Elmer. Unless otherwise indicated, the address of each person listed below is the business address of Perkin-Elmer, 761 Main Avenue, Norwalk, Connecticut, 06859, and, unless otherwise indicated, each person listed below is a citizen of the United States of America.


Directors

Mr. Joseph F. Abely, Jr.
Retired Chairman and
Chief Executive Officer
Sea-Land Corporation
1210 Corbin Street
Elizabeth, New Jersey  07207

Mr. Richard H. Ayers
176 Sewall Road
Wolfeboro, New Hampshire  03894

Mr. Jean-Luc Belingard
Director General
F. Hoffmann-La Roche, Ltd.
Roche Diagnostics Systems
Postfach - Grenzacherstrasse 124
4002  Basel, Switzerland
Mr. Belingard is a French citizen.

Dr. Robert H. Hayes
Professor
Harvard Business School
Morgan Hall T-35
Boston, Massachusetts  02163

Mr. Georges C. St. Laurent, Jr.
Former Chief Executive Officer
Western Bank
12655 S.W. Center Street, Suite 500
Beaverton, OR  97005

Dr. Carolyn W. Slayman
Deputy Dean for Academic and Scientific Affairs
Yale University School of Medicine
Department of Genetics, I-310 SHM
333 Cedar Street
New Haven, Connecticut  06520

Mr. Orin R. Smith
Chairman and Chief Executive Officer
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey  08830-0770

Mr. Tony L. White
Chairman, President and
Chief Executive Officer
The Perkin-Elmer Corporation


Executive Officers

Mr. Tony L. White
Chairman, President and
Chief Executive Officer
The Perkin-Elmer Corporation

Mr. Manuel A. Baez
Senior Vice President and President,
Analytical Instruments Division
The Perkin-Elmer Corporation

Dr. Peter Barrett
Vice President
The Perkin-Elmer Corporation

Mr. Ugo D. DeBlasi
Corporate Controller
The Perkin-Elmer Corporation

Dr. Michael W. Hunkapiller
Senior Vice President and President,
Applied Biosystems Division
The Perkin-Elmer Corporation
Applied Biosystems Division
850 Lincoln Centre Drive
Foster City, California  94404

Mr. Joseph E. Malandrakis
Vice President
The Perkin-Elmer Corporation

Dr. Mark C. Rogers
Senior Vice President, Corporate Development and Chief Technology Officer
The Perkin-Elmer Corporation

Mr. William B. Sawch
Senior Vice President, General Counsel
and Secretary
The Perkin-Elmer Corporation

Mr. Dennis L. Winger
Senior Vice President, Chief Financial Officer and Treasurer
The Perkin-Elmer Corporation

                                 EXHIBIT INDEX


Exhibit 1. Technology Development/License Agreement dated December 16, 1997 between Quantech Ltd. and The Perkin-Elmer Corporation.

Exhibit 2. Warrant dated as of December 16, 1997 issued by Quantech Ltd. to The
           Perkin-Elmer Corporation.

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